Form 10-K, Exhibit 13
period 1993-12-31
CHEMICAL WASTE MANAGEMENT INC
filed 1994-03-29
CIK 800287

                                                                    EXHIBIT 13.1

Chemical Waste Management, Inc. and Subsidiaries--Management's Discussion and Analysis

- --------------------------------------------------------------------------------

Results of Operations


Operations

     Pursuant to an agreement with Wheelabrator Technologies Inc. ("WTI") and The Brand Companies, Inc. ("Brand"), effective January 1, 1993, the Company contributed its remedial services group, its approximate 56% ownership in Brand, its 12% ownership interest in Waste Management International plc ("WM International") and certain other assets to Rust International Inc. ("Rust"). WTI contributed its engineering and construction business, its environmental and infrastructure consulting services business and certain other assets. Brand was merged into a wholly-owned Rust subsidiary on May 7, 1993. As a result of these transactions, the Company had an approximate 56% ownership in Rust at December 31, 1993.

     Consolidated revenue for the Company in 1993 was $2.130 billion compared to $1.519 billion in 1992 and $1.358 billion in 1991. The Company incurred a net loss in 1993 of $300.3 million, or $1.43 per share compared to net income of $126.7 million, or $.62 per share in 1992 and net income of $100.8 million, or $.49 per share in 1991. Operating results were impacted by special charges and gains from stock transactions of subsidiaries and investee in all three years; changes in accounting policies in 1992; and gain from the sale of stock held for investment and a change in the U.S. tax rate in 1993. The following table reconciles reported earnings per share to earnings excluding such items:

                                                          1991      1992       1993
                                                         -----     -----     ------
Reported earnings per share............................. $ .49     $ .62     $(1.43)
Gains on stock transactions of subsidiaries.............  (.05)     (.23)      (.05)
Gain on sale of stock held for investment...............    --        --       (.04)
Special charges (see Note 17 to Consolidated
  Financial Statements)--
    Provision for estimated environmental liabilities...   .11        --         --
    Reorganization and restructuring of asbestos
      business and the formation of Rust................    --       .12         --
    Write-down Chicago and Tijuana, Mexico
      incinerator facilities............................    --       .16         --
    Assets revaluation and restructuring................    --        --       1.74
Adjustment to deferred income taxes resulting
  from 1993 tax law change..............................    --        --        .02
Changes in accounting policies..........................    --       .01         --
                                                         -----     -----     ------
Earnings per share excluding above items................ $ .55     $ .68     $  .24
                                                         =====     =====     ======

Chemical Waste Management, Inc. and Subsidiaries--Management's Discussion and Analysis

- -------------------------------------------------------------------------------

Comparison of 1992 with 1991


     Revenue in 1992 was $1.519 billion compared to $1.358 billion in 1991. The 11.8% increase in revenue in 1992 was attributable to: price 1.9%, volume 6.3% and acquisitions 3.6%.

     During 1992, the Company's business continued to be affected by the sluggish economy, but began to be aided in the latter part of the year by lower hazardous waste taxes imposed in Alabama and Louisiana. Excluding Brand, base business accounted for 68% of 1992 revenue and 71% of 1991 revenue and event business, which consists of relatively larger, typically nonrecurring projects, accounted for 32% of 1992 revenue and 29% of 1991 revenue. Base business revenue increased 10% in 1992 when compared to 1991 and event business revenue increased 22% when compared to 1991, although disposal revenue was adversely impacted by a decline in waste volumes from cleanup projects in the 1992 fourth quarter, a trend that continued into 1993. Revenue during the first half of 1992 was aided by disposal volume accelerating ahead of a regulatory land-ban of certain waste categories which became effective in May of that year.

     Operating expenses (excluding special charges) were 69.8% of revenue in 1992 compared to 70% of revenue in 1991. The slight improvement in margin in 1992 resulted from a shift in revenue mix to greater treatment, resource recovery and disposal services, which have higher margins than on-site remediation.

     As a percentage of revenue, selling and administrative expenses decreased to 13.6% in 1992 compared with 14.5% in 1991. This decrease resulted from continued emphasis on cost reduction and from 1992 revenue growth providing a greater base over which to spread the fixed portion of these costs.

     Interest expense, net of capitalized interest, was $31.5 million in 1992 compared with $15.8 million in 1991. Capitalized interest in both years was approximately $9 million. The increase in interest expense in 1992 resulted from the significant increase in debt used for acquisitions and capital expenditures.

     Equity in earnings of affiliates increased $7.4 million in 1992 when compared to 1991, reflecting equity in earnings of WM International for a full year in 1992 compared to approximately six months in 1991.

     Minority interest in 1992 decreased by $8.7 million when compared with 1991 because of lower income of Brand, which resulted primarily from the special charge to reflect certain costs of reorganizing its asbestos abatement business and a writedown of its investment in that business.

     Provision for income taxes was 27.2% of income before income taxes in 1992 compared with 38.4% in 1991. The non-taxable gains on the issuance of stock by subsidiary and equity investee and the non-taxable earnings of equity investee were both higher in 1992, thereby reducing the tax provision as a percentage of income before income taxes.

- --------------------------------------------------------------------------------

Comparison of 1993 with 1992


     The discussion of the results of operations which follows compares the pro forma results of the Company for 1992 to 1993, as if Rust had been formed on January 1, 1992. See Note 1 to Consolidated Financial Statements for a consolidating pro forma income statement of the Company for 1992 and a consolidating income statement for 1993.

Core Business

     Revenue for the core business (excludes Rust) was $661.9 million in 1993 compared to $755.1 million on a pro forma basis in 1992. The 12.3% decrease in revenue in 1993 was attributable approximately .4% to price and 14.2% to volume, partially offset by a 2.3% increase related to acquisitions. Price decreases in chemical waste activities were partially offset by price increases in low-level radioactive waste. Volume declines resulted from a significant reduction of environmental cleanup projects generating hazardous waste for off-site treatment and disposal at the Company's facilities, an uncertain regulatory direction regarding hazardous waste management, Superfund and other special cleanup requirements for industry, the effects of the sluggish economy on the Company's customers, and softness in the commercial hazardous waste incineration market leading to reduced pricing. The Company believes that the hazardous waste incineration market is currently characterized by excess capacity and that this situation will continue for the foreseeable future. The Company's results were also impacted by reduced activity resulting from the change in Federal government administration and unusual weather in some western and eastern states in the first quarter of 1993, as well as the continuing efforts of American industry in reducing and managing waste on site. Revenue during the first half of 1992 was aided by disposal volume accelerating ahead of a regulatory land-ban of certain waste categories which became effective in May of that year.

     Base business revenue declined 7% and event business revenue declined 41% in 1993. Base business accounted for 89.4% and 84.2% and event business accounted for 10.6% and 15.8% of revenue in 1993 and 1992, respectively.

     Operating expenses (excluding special charges) as a percentage of revenue were 76.5% in 1993 compared to 56.3% in 1992. The shift in revenue mix toward an increased percentage of treatment revenue, which has lower margins, compared to direct disposal services revenue, which has higher margins, increased operating expenses in dollars as well as a percentage of revenue in 1993. Also, a large component of the operating expenses in the core business is fixed and, as 1993 revenue decreased, operating expenses as a percentage of revenue increased.

     Selling and administrative expenses as a percentage of revenue were 19.3% in 1993 compared to 15.4% in 1992, due to the decline in 1993 revenue.

Low-Level Radioactive Waste Disposal Services

     The Company's Barnwell, South Carolina facility is one of two licensed commercial low-level radioactive waste disposal facilities in the United States. South Carolina has adopted legislation allowing the Barnwell site to continue operating until December 31, 1995, and to continue receiving waste generated outside the eight states that comprise the Southeast Compact until June 30, 1994. In December, 1993, the North Carolina Low Level Radioactive Waste Management Authority voted to select a site in that state for development by the Company as a regional disposal facility for the Southeast Compact. The Company expects the South Carolina legislature to consider extending to December 31, 1995, the date the Barnwell site must stop accepting waste generated outside the Southeast Compact, but there can be no assurances that such an extension will be obtained. The Company is unable to predict the effect such an extension might have upon its business. However, the Company's earnings for one or more fiscal quarters or years could be adversely affected if the Company is unable to open a new facility in North Carolina after the closure of the Barnwell site.

Rust

     Rust is an engineering and construction company with two broad lines of business: engineering, construction and environmental and infrastructure consulting services, and environmental remediation and other on-site industrial services. Rust also operated an asbestos abatement business through the first four months of 1993. This business was transferred to NSC Corporation ("NSC") on May 3, 1993, in exchange for a 41% equity interest in NSC and NSC's ownership interest in two industrial services businesses.

     Excluding the effect of the asbestos abatement business, revenues increased 15.9% in 1993 compared to 1992. Revenue by line of business is shown in the following tables (000's omitted):


                            1992        1993
                         ----------  ----------
Engineering,
  construction
  and consulting
  services.............  $  619,096  $  798,340
Remediation and
  industrial services..     677,444     704,360
Asbestos abatement.....     144,510      31,765
                         ----------  ----------
Total..................  $1,441,050  $1,534,465
                         ==========  ==========

     Engineering, construction and consulting services revenue grew by 29% in 1993. Acquisitions accounted for 17%, the result of domestic and international acquisitions completed in 1993 and the latter part of 1992. Price/volume increases (12%) in 1993 were the result of the start-up of several large projects, including one waste-to-energy plant and several manufacturing/processing facilities. Backlog in this business line increased by $219 million, to $719 million, at December 31, 1993.

Chemical Waste Management, Inc. and Subsidiaries--Management's Discussion and Analysis



     Remediation and industrial services revenue grew by 4% in 1993 compared to 1992. A decline in revenue related to project delays and cancellations of remedial projects by customers and prospective customers as a result of poor economic conditions was more than offset by an increase in industrial services revenues due to market share gains in existing businesses and acquisitions completed in 1993 and the latter part of 1992. Backlog in this business line at December 31, 1993, was $653 million, an increase of $251 million from December 31, 1992.

     Revenue from the WMX affiliated group of companies increased $117 million in 1993, to $243 million for the year. Approximately $86 million of this increase related to engineering design and construction projects, with the balance coming from consulting services.

     Operating expenses as a percentage of revenue were 81.5% in 1993 compared to 85.3% in 1992. The improvement resulted from a shift in revenue mix in favor of industrial services and environmental and infrastructure consulting services and projects, which have relatively lower operating costs, improvements in the profitability of the environmental and infrastructure consulting businesses as a result of synergies realized by combining offices with a resulting higher utilization of personnel, and improved operating margins from Rust's international operations.

     During 1992, Brand recorded a special pretax charge of approximately $35.2 million to write down its investment in its asbestos abatement business and provide for certain restructuring costs related to the formation of Rust. Rust had no special charges in 1993.

     Selling and administrative expenses were 10.2% of revenue in 1993 compared to 10.1% in 1992. The increase is primarily due to acquisitions, particularly the acquisition of EnClean, Inc. ("EnClean") in the third quarter of 1993. Acquisitions tend to increase selling and administrative expenses initially but this reverses as the acquired businesses are integrated into existing operations.

WM International

     Rust owns a 12% equity interest in WM International, a leading provider of waste management and related services which includes essentially all of the waste management operations of WMX Technologies, Inc. ("WMX") outside North America. It currently has operations in Europe, Asia/Pacific and Argentina. WMX and WTI own 56% and 12%, respectively, of WM International. Selected financial information for WM International is as follows (000's omitted):

                       1992            1993
                    ----------      ----------
Revenue............ $1,445,735      $1,411,211
Gross profit.......    412,472         402,065
Pre tax income.....    228,739         191,570
Minority interest..     23,564          15,769
Net income......... $  120,113      $  114,246

     A significant portion of WM International's revenues arise in currencies other than pounds sterling (its reporting currency) or U.S. dollars. As a result, foreign currency movement has had and will continue to have an impact on reported revenue, expenses and net income. Stated in pounds sterling, WM International's revenue grew 15.3% and net income increased 20.6% in 1993 compared to 1992.

Consolidated Interest Expense and Sundry Income

     Interest expense, net of capitalized interest, increased to $37.4 million in 1993 from $31.5 million in 1992. The increase of $5.9 million was primarily a result of Rust borrowing from WMX to fund several acquisitions, including the cash purchase for approximately $130 millon of approximately 6.9 million shares of Brand common stock at $18.75 per share under terms of the Brand merger, and the acquisition of EnClean for $38.6 million in cash. Also contributing to the increase in interest expense was an increase in borrowing by the Company from WMX for its core business, and a reduction in capitalized interest. These items were partially offset by WMX's conversion, on December 31, 1992, of a $169 million, 6% debenture into approximately 8 million shares of the Company's common stock, and the Company's repurchase for $32.4 million on June 30, 1993, of Liquid Yield Option Notes ("LYONs") in an aggregate principal amount at maturity of $89.2 million.

     Sundry income, net, increased $13.4 million in 1993 when compared to 1992 from a gain on the sale of stock of WTI held for investment. At December 31, 1993, the Company continued to hold approximately 1 million shares of WTI stock.

- --------------------------------------------------------------------------------

Special Charges


     In the third quarter of 1993, the Company completed a study of its business, announced a strategic reconfiguration of its operations to meet current demand and recorded a special revaluation and restructuring charge of $550 million ($363 million after tax) related primarily to a revaluation of the Company's thermal treatment business, including incinerators and fuels blending operations.

     The special charge consisted of $381 million to write down assets, primarily incinerators, and $169 million for the probable cash expenditures
(the majority of which will be made by the end of 1994 except for closure, post-closure and related costs at facilities closed or to be closed) related to the actions the Company has taken or plans to take as part of its program to reduce costs, improve efficiency and structure the Company to meet current market demand. The Company estimates that the full impact of the restructuring will reduce overhead, including depreciation and amortization, by approximately $60 million annually.

     Among the actions the Company has taken or plans to take are elimination of approximately 1,200 positions by year-end 1994, consolidation of operations in its treatment and land disposal group, restructuring of its sales and service regions, sale of selected service centers in marginal service lines and geographies, efforts to obtain joint venture partners and a review of other strategic alternatives for its Port Arthur, Texas incinerator and centralization of several functions to improve efficiencies. The Company expects that cash expenditures for these actions will be funded primarily by cash flow from operations and income tax refunds, and should be substantially completed by December 31, 1994. The Company is restructuring its operations on the assumption that future base business revenue growth, if any, will not keep pace with the recovery in the general economy, and it will not make investments which are primarily supported by event business volumes.

     During the second quarter of 1992, the Company recorded a special charge of $51 million ($32 million after tax). The charge related in part to an agreement with the Illinois Environmental Protection Agency concerning the Chicago incinerator. The agreement included a $3 million settlement payment and the continued suspension of operations at the facility until it is awarded a new operating permit. The charge included the anticipated costs of ongoing maintenance during the shut down period, severance pay for laid-off personnel, unaccrued penalties under the agreement and other miscellaneous costs. The Company also revised its plans for a mobile hazardous waste incinerator in Tijuana following a decision by the Mexican government requiring the unit's relocation. Although the facility was never operated, costs had been incurred to develop site infrastructure and prepare for trial burns. During the fourth quarter of 1992, the Company recorded a charge of approximately $25 million ($15 million after tax) to reflect certain restructuring costs incurred by the Company related to the formation of Rust. Brand recorded special charges of approximately $35.2 million ($21.5 million after tax) to reflect certain costs of reorganizing its asbestos abatement business and closing certain offices, a writedown of Brand's investment in that business and certain restructuring costs related to the formation of Rust.

     The Company recorded a special charge in the fourth quarter of 1991 of $36 million ($23 million after tax), primarily to reflect its then current estimate of certain future environmental remediation costs at closed sites which the Company or its subsidiaries had used but not owned or operated, as well as additional reserves for pending enforcement actions.

- --------------------------------------------------------------------------------

Gains from Stock
Transactions of Subsidiary
and Equity Investee


     Gains from stock transactions of subsidiary or equity investee arise when common stock is issued by a subsidiary or equity investee of the Company for acquisitions, public offerings, or the exercise of employee stock options. Such gains amounted to $10.5 million in 1993, $47 million in 1992 and $10.7 million in 1991.

Chemical Waste Management, Inc. and Subsidiaries--Management's Discussion and Analysis



     Gains on stock transactions of subsidiary and equity investee may recur in the future. However, the amount or timing of any future gains is largely dependent upon the future market prices of the stock of the subsidiary or equity investee. As such gains are recorded by the Company, the minority interest in the subsidiary will increase and the equity investment percentage in the investee will decrease.

- --------------------------------------------------------------------------------

Changes in Accounting
Principles


     The Company adopted Statement of Financial Accounting Standards No. 109-- Accounting for Income Taxes ("FAS 109"), effective January 1, 1992. The adoption of FAS 109 required a change in the method of accounting for income taxes to an asset and liability approach and did not have a material effect on the Company.

     The Company also adopted Statement of Financial Accounting Standards No. 106--Employers' Accounting for Postretirement Benefits Other Than Pensions, on the immediate recognition basis effective January 1, 1992. This new standard required a change in accounting for postretirement benefits other than pensions from a cash basis to an accrual basis. A one time cumulative after-tax charge of $3 million is included in 1992 related to the change, but the adoption of this standard did not otherwise have a significant effect on earnings for 1992, nor is it expected to materially impact the Company's future operating results.

     The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards No. 112--Employers' Accounting for Postemployment
Benefits ("FAS 112") and No. 115--Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"). The Company is required to adopt both of these new standards in 1994. Based upon its analysis to date, the Company does not believe the adoption of FAS 112 will have a material impact on its financial statements as its current accounting is substantially in compliance with the new standard. The Company does not have and does not contemplate acquiring significant investments of the type covered in FAS 115.


Environmental Matters


     The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based on compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that it has the resources and experience to manage environmental risk.

     As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as air space is consumed. Such costs include a final cap and cover on the site, leachate management and groundwater monitoring. The accrual for closure and post-closure monitoring costs covers expenditures to be incurred after a facility or unit ceases to accept waste; to the extent similar costs are incurred during the active life of a site, they are expensed as incurred as normal operating costs of a disposal site.

     The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 22 sites listed on the Superfund National Priority List ("NPL"). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs") and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. Cost estimates are based upon management's experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severally liable for remediation of a specific site, as well as the typical allocation of costs among PRPs. These estimates sometimes are a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with Statement of Financial Accounting Standards No. 5 ("FAS 5"). See Note 8 to the Consolidated Financial Statements for additional details regarding the Company's environmental liabilities.

     Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement as a remediation services provider with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

     The Company spent approximately $22 million in 1992 and $7.8 million in 1993 on remedial activities at closed sites, and anticipates expenditures of $4.9 million in 1994.

     In 1991, the Company recorded a special charge of $36 million primarily to reflect its then-current estimate of certain future environmental remediation costs at closed sites which the Company or its subsidiaries had used, but not owned or operated. In most cases, the liabilities arose under the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes, and related to the activities of waste disposal and transportation companies prior to their acquisition by the Company. Amounts charged to income in 1992 and 1993 for such remediation liabilities were not material.

     In addition, the Company becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, laws or regulations, or differing interpretations of applicable requirements. From time to time, the Company pays fines and penalties as a result of such proceedings. The Company paid approximately $2 million in 1991, $7.4 million in 1992 and $.7 million in 1993 for such fines and penalties.

- --------------------------------------------------------------------------------

Financial Condition


Liquidity and Capital Resources


     The Company is in a service industry and has neither significant inventory nor seasonal variations in receivables. Cash flow from operating activities is used primarily for capital expenditures and acquisitions of businesses.

     In 1993, the Company financed its business primarily with cash flow from operating activities and by borrowing from WMX.

     At December 31, 1993, the Company had working capital of $ 232.6 million compared to working capital at December 31, 1992 of $276.4 million. The Company believes that it has adequate liquidity and expects sufficient cash flow from future operations to meet its capital needs.

Chemical Waste Management, Inc. and Subsidiaries--Management's Discussion and Analysis



Capital Expenditures

     Capital expenditures (exclusive of acquisitions) for 1991, 1992 and 1993 are summarized below (000's omitted):

                                                            1991        1992       1993
                                                          --------   --------  --------
Land (primarily disposal sites and improvements).......   $ 38,378   $ 43,537  $ 77,116
Buildings..............................................     30,872     16,396    26,965
Vehicles and equipment.................................    133,658    157,076   125,629
Leasehold improvements.................................      2,026      1,738     4,070
                                                          --------   --------  --------
                                                          $204,934   $218,747  $233,780
                                                          ========   ========  ========

     The Boards of Directors of the Company and Rust approved a combined capital expenditure budget of $205 million, including acquisitions, for 1994. Of this amount, $67 million has been budgeted for the core business.


Capital Structure

     The Company and Rust each has an agreement with WMX under which WMX provides a financing commitment up to $750 million for the Company and up to $350 million for Rust. Any indebtedness of the Company or Rust may be converted, at the option of each company, respectively, to a term loan with either a fixed or floating interest rate. The interest rates and terms of such loans will generally be WMX's costs of funds for loans of similar maturity. Accordingly, borrowing under these agreements are classified as long-term debt. Interest on other indebtedness is charged at a rate equal to WMX's effective 30-day commercial paper rate plus a number of basis points sufficient to reimburse WMX for its cost of obtaining funds. On December 31, 1993, Rust converted $50 million of its borrowings from WMX to a 5.75% term loan due December 31, 1998. In addition to the above financing commitments, in August 1993, WMX increased the amount of the credit facility for Rust by an additional $100 million which has been converted to a five-year term loan providing for a lump-sum payment on December 31, 1998 with interest at the rate of 6% per annum.

     On June 30, 1993, the Company repurchased for $32.4 million LYONs due 2010 in an aggregate principal amount at maturity of $89.2 million. The holders of the Company's remaining $485.8 million principal amount of LYONs may require the Company to repurchase LYONs on each June 30 at a price equal to the issue price plus accrued original issue discount to the repurchase date.

     In August 1991, the Company issued $169 million aggregate principal amount of a 6% Convertible Subordinated Debenture to WMX in connection with its acquisition of a 15% interest in WM International. On December 31, 1992, the debenture was converted by WMX into approximately 8 million shares of the Company's common stock.

     In November 1990, the Board of Directors of the Company authorized the repurchase of up to 10 million shares of its common stock over a 24-month period. The authorization was extended for an additional 24 months in November 1992. During 1993, the Company repurchased 3.3 million shares bringing total shares repurchased to 7.4 million. Also, in August 1993, the Board of Directors suspended indefinitely the payment of quarterly cash dividends on the Company's common stock.

     The debt to capitalization ratio at December 31, 1992 was 41.1% and increased to 55.9% at December 31, 1993. This ratio includes minority interest in subsidiaries as part of total capital. The increase in 1993 is attributable to the impact of the special revaluation and restructuring charge,increased borrowing from WMX to finance acquisitions (primarily made by Rust) and capital expenditures. The Company expects to reduce this ratio in 1994 through a combination of income tax refunds, reduced capital expenditures and cash flow from operations.

14