Form 10-K, Exhibit 13
period 1993-12-31
CHEMICAL WASTE MANAGEMENT INC
filed 1994-03-29
CIK 800287

                                                                    EXHIBIT 13.2

Consolidated Statements of Income
Chemical Waste Management, Inc.  and Subsidiaries
(000's omitted except per share amounts)

                                                                     For The Years Ended December 31
                                                                   -----------------------------------
                                                                      1991        1992        1993
                                                                   ----------  ----------   ----------
Revenue..........................................................  $1,358,344  $1,518,603   $2,129,791
                                                                   ----------  ----------   ----------

Costs and Expenses:
Operating........................................................  $ 951,414   $1,060,599   $1,689,638
Special charges..................................................     36,000      111,200      550,000
Selling and administrative.......................................    196,887      206,748      283,811
Interest expense.................................................     15,800       31,546       37,445
Equity in earnings of affiliates.................................     (7,850)     (15,224)     (14,183)
Minority interest................................................      9,886        1,165       38,143
Sundry expense (income), net.....................................      3,321       (8,595)     (21,953)
Gains on issuance of stock by subsidiary
  and equity investee............................................    (10,707)     (47,000)     (10,462)
                                                                   ---------   ----------   ----------
Income (Loss) Before Income Taxes and Cumulative
  Effect of Change in Accounting Principle.......................  $ 163,593   $  178,164   $ (422,648)

Provision (Benefit) for Income Taxes.............................     62,787       48,429     (122,332)
                                                                   ---------   ----------   ----------
Income (Loss) Before Cumulative Effect of
  Change in Accounting Principle.................................  $ 100,806   $  129,735   $ (300,316)

Cumulative Effect of Change in
  Accounting for Postretirement Benefits
  Other than Pensions, net of tax................................         --        3,000           --
                                                                   ---------   ----------   ----------

Net Income (Loss) for the Year...................................  $ 100,806   $  126,735   $ (300,316)
                                                                   =========   ==========   ==========

Average Shares and Equivalent Shares
  Outstanding During the Year....................................    206,917      204,967      210,700
                                                                   =========   ==========   ==========

Earnings (Loss) per Common and Common
  Equivalent Share:
Income (Loss) Before Cumulative Effect of
  Change in Accounting Principle.................................  $    0.49   $     0.63   $    (1.43)

Cumulative Effect of Change in
  Accounting for Postretirement Benefits
  Other than Pensions, net of tax................................         --        (0.01)          --
                                                                   ---------   ----------   ----------

Net Income (Loss)................................................  $    0.49   $     0.62   $    (1.43)
                                                                   =========   ==========   ==========

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Chemical Waste Management, Inc. and Subsidiaries
(000's omitted except share amounts)


                                                                  As of December 31
                                                            ------------------------------
                                                               1992                1993
                                                            ----------          ----------
Current Assets:
Cash......................................................  $    3,552          $    2,592
Short-term investments....................................          --               1,906
Accounts receivable, less reserve of
  $6,558 in 1992 and $14,040 in 1993......................     381,725             512,986
Employee receivables......................................         955               1,134
Costs and estimated earnings in excess of
  billings on uncompleted contracts.......................      97,543             185,867
Refundable income taxes...................................      35,084              54,002
Prepaid expenses..........................................      81,302              78,905
                                                            ----------          ----------

Total Current Assets......................................  $  600,161          $  837,392
                                                            ----------          ----------



Property and Equipment, at cost:
Land, primarily disposal sites............................  $  356,507          $  402,954
Buildings.................................................     166,205             234,837
Vehicles and equipment....................................     977,043             898,262
Leasehold improvements....................................      20,666              13,032
                                                            ----------          ----------

                                                            $1,520,421          $1,549,085
Less--Accumulated depreciation and amortization...........    (348,151)           (382,157)
                                                            ----------          ----------

Total Property and Equipment, net.........................  $1,172,270          $1,166,928
                                                            ----------          ----------



Other Assets:
Intangible assets relating to acquired businesses, net....  $  354,050          $  708,473
Investments...............................................     222,354             236,803
Sundry....................................................      93,544             133,069
Deferred income taxes.....................................          --              41,379
                                                            ----------          ----------

Total Other Assets........................................  $  669,948          $1,119,724
                                                            ----------          ----------

Total Assets..............................................  $2,442,379          $3,124,044
                                                            ==========          ==========

The accompanying notes are an integral part of these balance sheets.

                                                                        As of December 31
                                                                    --------------------------
                                                                       1992            1993
                                                                    ----------      ----------
Current Liabilities:
Portion of long-term debt payable within one year.................  $   88,520      $  186,086
Accounts payable..................................................     148,297         173,155
Billings in excess of costs and estimated
  earnings on uncompleted contracts...............................       3,612          43,579
Accrued expenses..................................................      83,308         201,932
                                                                    ----------      ----------
Total Current Liabilities.........................................  $  323,737      $  604,752
                                                                    ----------      ----------

Deferred Items:
Income taxes......................................................  $   71,478      $       --
Investment credit.................................................         857             405
Other.............................................................      52,609         238,338
                                                                    ----------      ----------

Total Deferred Items..............................................  $  124,944      $  238,743
                                                                    ----------      ----------
Long-Term Debt:
Due to WMX Technologies, Inc......................................  $  626,712      $1,134,596
Other long-term debt, less portion
  payable within one year.........................................     138,338          58,318
                                                                    ----------      ----------

Total Long-Term Debt..............................................  $  765,050      $1,192,914
                                                                    ----------      ----------

Minority Interest in Subsidiaries.................................  $   77,067      $  392,716
                                                                    ----------      ----------

Commitments and Contingencies.....................................  $               $
                                                                    ----------      ----------

Redeemable Preferred Stock, $.01 par value;
  50,000,000 shares authorized; 50 issued in 1992;
  stated and redemption value $100,000 per share..................  $    5,000      $       --
                                                                    ----------      ----------

Stockholders' Equity:
Common stock, $.01 par value; 500,000,000 shares authorized;
  212,293,677 issued in 1992 and 212,422,463 in 1993..............  $    2,123      $    2,124
Additional paid-in capital........................................     505,217         430,014
Cumulative translation adjustment.................................     (19,198)        (37,353)
Retained earnings.................................................     658,439         336,930
                                                                    ----------      ----------
                                                                    $1,146,581      $  731,715
Less--Treasury stock at cost; 3,291,170 shares in 1993............          --          36,796
                                                                    ----------      ----------

Total Stockholders' Equity........................................  $1,146,581      $  694,919
                                                                    ----------      ----------

Total Liabilities and Stockholders' Equity........................  $2,442,379      $3,124,044
                                                                    ==========      ==========


Consolidated Statements of Stockholders' Equity
Chemical Waste Management, Inc.  and Subsidiaries
For the Three Years Ended December 31, 1993
(000's omitted except share amounts)

                                                                      Additional    Cumulative
                                                             Common     Paid-In     Translation   Retained       Treasury
                                                             Stock      Capital     Adjustment    Earnings        Stock
                                                           --------   ----------    -----------  ---------     ----------
Balance at January 1, 1991...............................  $  2,070     $447,326    $     --     $511,246      $     --


Net income for the year..................................        --           --          --      100,806            --
Cash dividends...........................................        --           --          --      (39,357)           --
Stock issued upon exercise of
  stock options..........................................         2          459          --           --        (2,916)
Tax benefit of non-qualified
  stock options exercised................................        --        1,708          --           --            --
Investment in WM International...........................        --      (59,823)         --           --            --
Stock repurchases (2,610,700 shares).....................        --           --          --           --        45,950
                                                           --------     --------    --------     --------      --------

Balance at December 31, 1991.............................  $  2,072     $389,670    $     --     $572,695      $ 43,034

Net income for the year..................................        --           --          --      126,735            --
Cash dividends...........................................        --           --          --      (40,991)           --
Stock issued upon
  exercise of stock options..............................        --       (6,753)         --           --       (16,842)
Tax benefit of non-qualified
  stock options exercised................................        --        3,956          --           --            --
Cumulative translation adjustment
  of foreign currency statements.........................        --           --     (19,198)          --            --
Shares issued upon conversion
  of debenture...........................................        51      118,344          --           --       (50,579)
Stock repurchases (1,451,100 shares).....................        --           --          --           --        24,387
                                                           --------     --------    --------     --------      --------

Balance at December 31, 1992.............................  $  2,123     $505,217    $(19,198)    $658,439      $     --

Net loss for the year....................................        --           --          --     (300,316)           --
Cash dividends...........................................        --           --          --      (21,193)           --
Stock issued upon
  exercise of stock options..............................         1        1,410          --           --          (170)
Treasury stock received in connection
  with exercise of stock options.........................        --           --          --           --            27
Tax benefit of non-qualified
  stock options exercised................................        --          453          --           --            --
Cumulative translation adjustment
  of foreign currency statements.........................        --           --     (18,155)          --            --
Investment in Rust International Inc.....................        --      (77,066)         --           --            --
Stock repurchases (3,300,300 shares).....................        --           --          --           --        36,939
                                                           --------     --------    --------     --------      --------

Balance at December 31, 1993.............................  $  2,124     $430,014    $(37,353)    $336,930      $ 36,796
                                                           ========     ========    ========     ========      ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Chemical Waste Management, Inc.  and Subsidiaries
(000's omitted)

                                                                                           For The Years Ended December 31
                                                                                       ---------------------------------------
                                                                                          1991           1992           1993
                                                                                       ---------      ---------      ---------
Operating Activities
  Net income (loss)..................................................................... $ 100,806      $ 126,735      $(300,316)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization.......................................................    83,083         88,432        116,271
    Interest on LYONs...................................................................    10,977         11,645         11,411
    Undistributed earnings of equity investee...........................................    (7,850)       (15,224)        (9,371)
    Gains from stock transactions of subsidiary and equity investee.....................    (9,673)       (47,000)       (10,462)
    Asset writedown component of special charge.........................................        --         29,399        381,453
    (Gain) loss on sale of property and equipment and investments.......................      (406)           407        (13,962)
    Changes in assets and liabilities net of effects of acquired companies:
       Accounts receivable..............................................................     3,586        (57,075)        16,282
       Costs and estimated earnings in excess of billings on uncompleted contracts, net.   (14,639)       (17,527)       (18,607)
       Refundable income taxes and prepaid expenses.....................................      (521)       (40,228)          (438)
       Accounts payable.................................................................    (2,775)        24,153        (28,088)
       Accrued expenses.................................................................    (9,762)       (28,705)       (33,843)
       Accrued income taxes.............................................................   (11,090)        (1,866)            --
       Deferred other items.............................................................     7,727        (10,900)        50,545
       Sundry...........................................................................   (29,636)       (52,562)        (9,159)
       Minority interest in subsidiaries................................................     8,524         (4,513)        35,091
       Deferred income taxes............................................................     2,820         32,408       (104,171)
                                                                                         ---------      ---------      ---------
Net Cash from Operating Activities...................................................... $ 131,171      $  37,579      $  82,636
                                                                                         ---------      ---------      ---------
Investing Activities
  Short-term investments................................................................ $      --      $      --      $   4,786
  Purchases of property and equipment...................................................  (204,934)      (218,747)      (233,780)
  Transfer of property and equipment net, with WMX and affiliates.......................     1,375           (268)         8,175
  Purchases of companies, net of cash acquired..........................................   (30,979)       (70,807)      (300,922)
  Purchase of equity interest in WM International.......................................  (198,974)            --             --
  Proceeds from sale of property and equipment and investments..........................     4,111          6,720         45,792
                                                                                         ---------      ---------      ---------
Net Cash Used for Investing Activities.................................................. $(429,401)     $(283,102)     $(475,949)
                                                                                         ---------      ---------      ---------
Financing Activities
  Increase in borrowings from WMX....................................................... $ 273,363      $ 301,931      $ 507,884
  Proceeds from issuance of indebtedness................................................   169,989          9,596             --
  Payments on debt......................................................................   (63,305)       (13,051)       (54,406)
  Stock repurchases.....................................................................   (45,950)       (24,387)       (36,939)
  Preferred stock repurchase............................................................        --             --         (5,000)
  Proceeds from exercise of stock options, net..........................................     5,085         14,045          2,007
  Dividends paid........................................................................   (39,357)       (40,991)       (21,193)
                                                                                         ---------      ---------      ---------
Net Cash from Financing Activities...................................................... $ 299,825      $ 247,143      $ 392,353
                                                                                         ---------      ---------      ---------
Net Increase (Decrease) in Cash......................................................... $   1,595      $   1,620      $    (960)
  Cash at beginning of year.............................................................       337          1,932          3,552
                                                                                         ---------      ---------      ---------
Cash at end of year..................................................................... $   1,932      $   3,552      $   2,592
                                                                                         =========      =========      =========

Supplemental disclosure:
  Acquisitions of businesses
   Fair value of assets acquired........................................................ $  52,333      $ 111,858      $ 603,150
   Cash paid............................................................................   (30,983)       (70,934)      (313,980)
                                                                                         ---------      ---------      ---------
   Liabilities assumed.................................................................. $  21,350      $  40,924      $ 289,170
                                                                                         =========      =========      =========
  Interest paid, net of amounts capitalized............................................. $   4,823      $  19,901      $  24,691
                                                                                         =========      =========      =========
  Income taxes paid (refunds received), net............................................. $  75,281      $  18,982      $  (5,726)
                                                                                         =========      =========      =========
Supplemental schedule of non-cash investing and financing activities:
  Acquisition of subsidiaries in exchange for common stock.............................. $  26,861      $     697      $      --
                                                                                         =========      =========      =========
  Conversion of debenture into common stock of the Company.............................. $      --      $ 168,974      $      --
                                                                                         =========      =========      =========
  Net book value of contribution to Rust from Wheelabrator Technologies Inc............. $      --      $      --      $ 244,278
                                                                                         =========      =========      =========
  Net book value of assets received in NSC transaction.................................. $      --      $      --      $  34,891
                                                                                         =========      =========      =========
  Fair market value of subsidiary's stock issued in Brand merger........................ $      --      $      --      $  56,402
                                                                                         =========      =========      =========

The accompanying notes are an integral part of these statements.

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)

- --------------------------------------------------------------------------------

Note 1.
Reorganization

     Chemical Waste Management, Inc.("CWM" or the "Company") is a Delaware corporation and a majority-owned subsidiary of WMX Technologies, Inc. ("WMX").

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

     Brand was merged into a subsidiary of Rust on May 7, 1993. The terms of the merger entitled the stockholders of Brand (other than Rust) to receive shares of Rust for their Brand shares on a one-for-one basis, or to elect to receive $18.75 per share in cash. Holders of approximately 6.9 million Brand shares elected to receive cash for their shares. At December 31, 1993, Rust was owned approximately 56% by the Company, 40% by WTI, and 4% by the public. The issuance of shares by Rust to acquire the balance of the Brand shares resulted in the Company recognizing a gain during the second quarter. The cost (approximately $130 million) of acquiring the Brand shares exchanged for cash was financed through a credit facility which Rust has with WMX.

     The following consolidating statements of income show the Company's core business and its Rust subsidiary for 1992 and 1993, as if the Rust transaction, excluding the merger of Brand, had taken place on January 1, 1992.

- --------------------------------------------------------------------------------

Consolidating Pro Forma Statement of Income
For the Year Ended December 31, 1992
(Unaudited)

                                                     Core
                                                     CWM           Rust         Eliminations   Consolidated
                                                  ---------      ----------     ------------   ------------
Revenue.......................................... $ 755,088      $1,441,050      $(84,860)      $2,111,278
                                                  ---------      ----------      --------       ----------
Costs and Expenses:
  Operating...................................... $ 425,359      $1,228,749      $(84,860)      $1,569,248
  Special charges................................    76,000          35,200            --          111,200
  Selling and administrative.....................   115,913         145,405            --          261,318
  Interest expense...............................    28,040           4,069            --           32,109
  Equity in earnings of affiliate................        --         (15,224)           --          (15,224)
  Minority interest..............................        --           1,576        34,585           36,161
  Sundry income, net.............................    (2,298)         (6,662)           --           (8,960)
  Gains on issuance of stock
    by equity investee...........................        --         (47,000)           --          (47,000)
                                                  ---------      ----------      --------       ----------
Income before Income Taxes and Cumulative
  Effect of Change in Accounting Principle....... $ 112,074      $   94,937      $(34,585)      $  172,426
Provision for Income Taxes.......................    44,295          11,741            --           56,036
                                                  ---------      ----------      --------       ----------
Income before Cumulative Effect of Change
  in Accounting Principle........................ $  67,779      $   83,196      $(34,585)      $  116,390
                                                  =========      ==========      ========       ==========
Average Shares and Equivalent Shares
  Outstanding During the Year....................                                                  204,967
                                                                                                ==========
Earnings Per Common and Common
  Equivalent Share before Cumulative Effect
  of Change in Accounting Principle..............                                               $     0.57
                                                                                                ==========

- --------------------------------------------------------------------------------
Consolidating Statement of Income
For the Year Ended December 31, 1993
(Unaudited)

                                                       Core
                                                       CWM           Rust      Eliminations   Consolidated
                                                    ---------     ----------   ------------   ------------
Revenue...........................................  $ 661,860     $1,534,465     $(66,534)     $2,129,791
                                                    ---------     ----------     --------      ----------
Costs and Expenses:
  Operating.......................................  $ 506,264     $1,249,908     $(66,534)     $1,689,638
  Special charge..................................    550,000             --           --         550,000
  Selling and administrative......................    128,058        155,753           --         283,811
  Interest expense................................     27,551          9,894           --          37,445
  Equity in earnings of affiliates................         --        (14,183)          --         (14,183)
  Minority interest...............................        328          3,252       34,563          38,143
  Sundry income, net..............................    (17,222)        (4,731)          --         (21,953)
  Gains on issuance of stock by subsidiary........    (10,462)            --           --         (10,462)
                                                    ---------     ----------     --------      ----------
Income (Loss) before Income Taxes.................  $(522,657)    $  134,572     $(34,563)     $ (422,648)
Provision (Benefit) for Income Taxes..............   (176,940)        54,608           --        (122,332)
                                                    ---------     ----------     --------      ----------
Net Income (Loss).................................  $(345,717)    $   79,964     $(34,563)     $ (300,316)
                                                    =========     ==========     ========      ==========
Average Shares and Equivalent Shares
  Outstanding During the Year.....................                                                210,700
                                                                                               ==========

(Loss) Per Common and
  Common Equivalent Share.........................                                             $    (1.43)
                                                                                               ==========

- --------------------------------------------------------------------------------

Note 2.
Summary of Accounting Policies


     Principles of Consolidation--The Company's financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated.

     Income Recognition--The Company recognizes revenue upon the receipt and acceptance of waste material at its treatment and disposal facilities. Appropriate treatment and disposal costs are accrued. Revenues from long-term contracts are generally recognized on the percentage of completion method as measured primarily by a ratio of expended costs to anticipated final costs. Revisions in revenues, costs and profit estimates occurring during the course of the contracts are reflected in the accounting period in which the revisions are determined. At the time a loss on a contract becomes probable, the amount of the estimated loss is recognized. Billings are based upon specific terms of each contract.

     Property and Equipment--Property and equipment (including major repairs and improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operations. Disposal sites are carried at historical cost and to the extent this exceeds end use realizable value, such excess is amortized over the estimated life of the disposal site. Disposal site improvement costs are capitalized and charged to operations over the shorter of the estimated useful life of the site, the term of the permit, or the life of the improvement; operating costs are expensed as incurred.

     Depreciation and Amortization--The cost, less estimated salvage value, of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: land improvements--over the life of the site; buildings--10 to 40 years; vehicles and equipment--3 to 20 years; leasehold improvements--over the life of the applicable lease.

     Land Disposal Cells--Preparation costs for individual secure land disposal cells are capitalized as land or prepaid expenses and amortized as the airspace is filled. Unamortized prepaid cell construction cost, representing the anticipated costs to be amortized over the following year, was $31.4 million and $15.3 million at December 31, 1992 and 1993, respectively.

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)


     Environmental Liabilities--The Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as air space is consumed. Such costs are estimated based on the technical requirements of the Subtitle C Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and the proposed air emissions standards under the Clean Air Act, and include such items as a final cap and cover on the site, leachate management and groundwater monitoring. The accrual for closure and post-closure monitoring costs relates to expenditures to be incurred after a facility or unit ceases to accept waste; to the extent similar costs are incurred during the active life of a site, they are expensed as incurred.

     The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 22 sites listed on the Superfund National Priority List("NPL"). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator,transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties, and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, a provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available.

     Intangible Assets--Intangible assets relating to acquired businesses consist primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Intangible assets are being amortized on a straight-line basis over a period not exceeding 40 years. The accumulated amortization of intangible assets amounted to $53 million and $69.5 million at December 31, 1992 and 1993, respectively. The provisions charged to costs and expenses in 1991, 1992 and 1993 amounted to $9.6 million, $11.3 million and $16.5 million, respectively. On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. There were no such adjustments in 1991, 1992 and 1993.

     Investments--At December 31, 1991, the Company owned a 15% interest in WM International, which holds substantially all the waste management operations of WMX outside of North America.

     In April 1992, WM International sold previously unissued ordinary shares in an initial public offering ("IPO"), reducing the Company's ownership interest from 15% to 12%. Although the Company's share of WM International's earnings decreased as a result, the IPO did not have a material adverse impact on the Company's earnings from WM International in 1992. In connection with the IPO, the Company recognized a $47 million non-taxable gain. On January 1, 1993 the Company contributed its 12% ownership interest in WM International to Rust. As of December 31, 1993, WM International was owned approximately 12% by Rust, 12% by WTI, 56% by WMX and 20% by the public.

     The following is summarized financial information for WM International:

                                    December 31
                            -------------------------
                                1992          1993
                            ----------     ----------
Current assets............  $  688,869     $  629,786
Noncurrent assets.........   2,103,934      2,694,489
Current liabilities.......     585,701        533,266
Noncurrent liabilities....     429,100        904,007
Minority interest.........     147,329        270,640

                        Years Ended December 31
                 --------------------------------------
                    1991          1992          1993
                 ----------    ----------    ----------
Revenue......... $1,075,070    $1,445,735    $1,411,211
Gross profit....    316,946       412,472       402,065
Net income......     80,433       120,113       114,246

     If valued at the December 31, 1993, closing price of publicly traded ordinary shares, the calculated value of the Company's investment in WM International would exceed the carrying value by approximately $200 million.

     Gain Recognition on Sale of Subsidiaries' Stock--It is the Company's policy to record as income gains from the sale or other issuance of previously unissued stock by its subsidiaries or equity investees. During 1991, the Company recorded non-taxable gains of $10.7 million resulting from the issuance of stock by Brand. Most of this gain ($9.7 million) related to Brand's acquisition of businesses in exchange for Brand's common stock. During 1992, the Company recorded a non-taxable gain of $47 million resulting from the IPO of WM International. In 1993, the Company recorded a non-taxable gain of $10.5 million related to the Brand merger. Because the Company intends to control its investment in Rust, and Rust and WMX intend to control their investment in WM International to maintain the non-taxable status of these gains, deferred income taxes have not been provided on these gains.

     Reclassification--Certain amounts in previously issued financial statements have been reclassified to conform to 1993 classifications.

- --------------------------------------------------------------------------------

Note 3.
Income Taxes

     The Company implemented Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"), effective January 1, 1992. The adoption of FAS 109 required a change in the method of accounting for income taxes to an asset and liability approach, and did not have a material effect on the Company's 1992 operating results.

     In August 1993, the Omnibus Budget Reconciliation Act of 1993 was passed which, among other things, increased the U.S Federal income tax rate effective January 1, 1993. Under FAS 109, deferred taxes were adjusted during 1993 to reflect the new legislation, with a related charge to the tax provision.

     The Company uses the "deferral method" of accounting for investment credit. The deferred investment credit is recorded as a reduction of the income tax provision over the composite life of equipment.

     The provision (benefit) for income taxes consists of the following:

                              For The Years
                             Ended December 31
                       -------------------------------
                        1991        1992        1993
                       -------     -------   ---------
Currently Payable:

      Federal........  $39,390     $10,179   $  (8,269)
      State..........    9,601       4,979      (3,598)
                       -------     -------   ---------
                       $48,991     $15,158   $ (11,867)
                       -------     -------   ---------

Deferred:

      Federal........  $12,466     $28,660   $(105,590)
      State..........    1,914       5,195      (4,422)
                       -------     -------   ---------
                       $14,380     $33,855   $(110,012)
                       -------     -------   ---------

Amortization of
Deferred Investment
      Credit.........  $  (584)    $  (584)  $    (453)
                       -------     -------   ---------
                       $62,787     $48,429   $(122,332)
                       -------     -------   ---------

     For tax purposes, the Company generated a 1993 net operating loss ("NOL"). The entire 1993 tax NOL will be carried back to offset taxable income reported in earlier tax years. The Company also has available a $2.1 million Alternative Minimum Tax Credit carryforward which may be carried forward indefinitely.

     The federal statutory rate in 1991, 1992 and 1993 is reconciled to the effective rate as follows:

                                     For The Years Ended
                                          December 31
                                   --------------------------
                                   1991      1992       1993
                                   ----      ----       ----
Statutory federal income
  tax rate........................ 34.0%     34.0%     (35.0%)
State and local taxes,
  net of federal benefit..........  4.3       3.8       (1.2)
Amortization of intangible
  assets relating to
  acquired businesses.............  2.0       1.9        1.2
Non-taxable gains on
  issuance of
  stock by subsidiary and
  equity investee................. (2.5)     (9.0)       (.9)
Deferred tax revaluation
  relating to Omnibus
  Budget Reconciliation
  Act of 1993.....................   --        --         .6
Non-deductible minority
  interest........................  2.3       0.2        3.2
Valuation allowance...............   --        --        1.8
Non-taxable
  undistributed earnings
  of equity investee.............. (1.8)     (3.3)      (1.1)
Other.............................  0.1      (0.4)       2.5
                                   ----      ----      -----
                                   38.4%     27.2%     (28.9%)
                                   ====      ====      =====

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)


     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances have been established due to the uncertainty of ultimately realizing certain state and foreign tax benefits associated with the 1993 restructuring. Deferred income taxes are not provided on undistributed earnings of affiliates because these earnings are considered to be permanently reinvested. If the reinvested earnings were to be remitted, the U.S. income taxes due under current law would not be material.

     The principal components of the 1992 and 1993 deferred tax (assets) liabilities are as follows:

                                                           December 31
                                                     -----------------------
                                                       1992           1993
                                                     --------      ---------
Reserves not deductible until paid.................  $(22,146)     $(135,417)
Alternative Minimum Tax Credit carryforward........        --         (2,089)
Other..............................................    (2,305)        (4,995)
Valuation allowance................................        --          7,353
                                                     --------      ---------
  Subtotal.........................................  $(24,451)     $(135,148)
                                                     --------      ---------
Property and equipment.............................  $ 87,385      $  27,015
Costs deferred for financial statement reporting...     7,182         43,206
Income not currently taxable.......................        --         12,720
Other..............................................     1,362            371
                                                     --------      ---------
  Subtotal.........................................  $ 95,929      $  83,312
                                                     --------      ---------
    Deferred Tax (Asset) Liability.................  $ 71,478      $ (51,836)
                                                     ========      =========
Current portion....................................  $     --      $ (10,457)
Long term portion..................................    71,478        (41,379)
                                                     --------      ---------
    Deferred Tax (Asset) Liability.................  $ 71,478      $ (51,836)
                                                     ========      =========

- --------------------------------------------------------------------------------

Note 4.
Business Combinations


     Excluding the formation of Rust, all businesses acquired by the Company have been accounted for as purchases and are included in the financial statements from the date of acquisition.

     During 1991, the Company acquired nine businesses for $31 million in cash and notes and approximately 1.4 million shares of Brand's common stock. In March 1991, the Company exercised an option to acquire an additional 661,000 shares of Brand.

     Assuming the Rust transaction had taken place on January 1, 1992, the Company acquired 23 businesses during 1992, for $109.9 million in cash and notes and approximately 35,000 shares of Brand's common stock.

     During 1993, the Company acquired 17 businesses (including the minority interest in Brand as a result of the Brand merger) for $314 million in cash and notes and approximately 3.1 million shares of common stock of Rust.

     The following summarizes the effect of businesses acquired and accounted for as purchases in 1991, 1992 and 1993 as if they had been acquired as of January 1 of the preceding year. Reported amounts for 1992 reflect the Rust transaction as if it had taken place on January 1, 1992 (see Note 1-- Reorganization) (unaudited):

                                                   1991          1992          1993
                                                ----------    ----------    ----------
Revenue as reported............................ $1,358,344    $2,111,278    $2,129,791
Revenue of purchased
  businesses for period
  prior to acquisition.........................    133,171       376,175       145,088
                                                ----------    ----------    ----------
Pro forma revenue.............................. $1,491,515    $2,487,453    $2,274,879
                                                ==========    ==========    ==========
Net income (loss) before cumulative effect of
  change in accounting principle as reported... $  100,806    $  116,390    $ (300,316)
Net income (loss) of purchased businesses for
  period prior to acquisition..................      1,578         5,550          (189)
Adjustment for interest and amortization
  of cost in excess of market value of
  net assets acquired..........................     (3,404)      (10,953)       (3,421)
                                                ----------    ----------    ----------
Pro forma net income (loss) before
  cumulative effect of change
  in accounting principle...................... $   98,980    $  110,987    $ (303,926)
                                                ==========    ==========    ==========
Earnings (loss) per share before
  cumulative effect of change in
  accounting principle as reported............. $      .49    $      .57    $    (1.43)
Effect of purchased businesses
  for periods prior to acquisition.............       (.01)         (.03)         (.01)
                                                ----------    ----------    ----------
Pro forma earnings (loss) before
  cumulative effect of change in
  accounting principle per share............... $      .48    $      .54    $    (1.44)
                                                ==========    ==========    ==========

- --------------------------------------------------------------------------------

Note 5.
Contracts in Process

     Comparative information with respect to contracts in process at December 31, 1992 and 1993, is as follows:

                                                                           1992         1993
                                                                        ---------   -----------
Costs and estimated earnings on uncompleted contracts.................. $ 740,734   $ 3,237,255
Less billings on uncompleted contracts.................................  (646,803)   (3,094,967)
                                                                        ---------   -----------
Total contracts in process............................................. $  93,931   $   142,288
                                                                        =========   ===========
Contracts in process are included in the consolidated balance sheets under the following captions:

Costs and estimated earnings in excess of
  billings on uncompleted contracts.................................... $  97,543   $   185,867
Billings in excess of costs and estimated
  earnings on uncompleted contracts....................................    (3,612)      (43,579)
                                                                        ---------   -----------
                                                                        $  93,931   $   142,288
                                                                        =========   ===========

     At December 31, 1993, most contracts in process are expected to be billed and collected within two years.

     Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1993, is $30.8 million, including $4.8 million that is expected to be collected after one year. At December 31, 1992, retainage was $14.4 million.

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)

- --------------------------------------------------------------------------------

Note 6.
Debt

     The details relating to debt (including capitalized leases which are not material) as of December 31, 1992 and 1993, are as follows:

                                                                     1992          1993
                                                                   --------     ----------
Due to WMX........................................................ $626,712     $  984,596
Due to WMX-Term Loans, interest 5.75% and 6%, due 1998............       --        150,000
Liquid Yield Option Notes, zero coupon, subordinated, due 2010....  202,860        181,850
Subordinated Notes Payable, interest 7 1/2%, due 2001.............       --         44,319
5% to 12% debt payable through 2020, partially secured............   21,428         15,945
Industrial revenue bonds, interest at 67% of prime, due 2001......    2,570          2,290
                                                                   --------     ----------
Total debt........................................................ $853,570     $1,379,000
Less-current portion..............................................   88,520        186,086
                                                                   --------     ----------
Long-term portion................................................. $765,050     $1,192,914
                                                                   ========     ==========

The long-term debt as of December 31, 1993, is due as follows:

  Second year.................................................................. $    2,109
  Third year...................................................................      2,317
  Fourth year..................................................................    241,584
  Fifth year...................................................................    150,632
  Sixth year and thereafter....................................................    796,272
                                                                                ----------
                                                                                $1,192,914
                                                                                ==========

     In August 1990, the Company issued and sold Liquid Yield Option Notes ("LYONs") due 2010, in an aggregate principal amount at maturity of $575 million with the Company receiving net proceeds of approximately $173 million. The LYONs, which will yield 6% if held to maturity, were issued in a minimum face amount of $1,000 and are convertible into 11.676 shares of the Company's common stock per LYON, subject to adjustment. On June 30, 1993, the Company repurchased, for $32.4 million, LYONs in an aggregate principal amount at maturity of $89.2 million. The holders of the Company's remaining $485.8 million principal amount at maturity of LYONs may require the Company to repurchase LYONs on each June 30, or the Company may redeem the LYONs at any time, at a price equal to the issue price plus accrued original issue discount to the repurchase date.

     The Company and Rust each has an agreement with WMX under which WMX provides a financing commitment up to $750 million for the Company and up to $350 million for Rust. Any indebtedness of the Company or Rust may be converted, at the option of each company, respectively, to a term loan with either a fixed or floating interest rate due after five years. Accordingly, borrowings under these agreements are classified as long-term debt. The interest rates and terms of such loans will generally be WMX's costs of funds for loans of similar duration. Interest on indebtedness other than term loans is charged at a rate equal to WMX's effective 30-day commercial paper rate plus a number of basis points sufficient to reimburse WMX for its cost of obtaining funds. On December 31, 1993, Rust converted $50 million of its borrowings from WMX to a 5.75% term loan due December 31, 1998.

     In addition to the above financing commitments, in August 1993, WMX increased the amount of the credit facility for Rust by an additional $100 million in the form of a five-year term loan providing for a lump-sum principal payment on December 31, 1998, with interest at the rate of 6% per annum.

     As a result of the acquisition of EnClean,Inc. in 1993, Rust acquired the subordinated notes payable, due August 2001. Rust has the option, effective September 1994, to redeem these notes at 105% of the principal amount. The redemption premium decreases through maturity.

Note 7.
Interest Expense

                                     For The Years Ended December 31
                                     -------------------------------
                                       1991        1992        1993
                                     -------     -------     -------
Interest expense to affiliates       $11,998     $26,707     $29,541
Interest expense to third parties      1,810       1,786       2,907
Interest expense accrued on LYONs     10,977      11,645      11,411
Capitalized interest                  (8,985)     (8,592)     (6,414)
                                     -------     -------     -------
                                     $15,800     $31,546     $37,445
                                     =======     =======     =======

     Interest has been capitalized on construction of significant land disposal cells and projects under development in accordance with Financial Accounting Standards Board Statement No. 34.

- --------------------------------------------------------------------------------

Note 8.
Environmental Costs
and Liabilities


     The Company is in the environmental services industry and the majority of its operations are involved with the protection of the environment. As a result, a material portion of consolidated revenue, operating expenses and capital expenditures are directly or indirectly related to such matters. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based on compliance with environmental laws and regulations and its services are priced accordingly.

     The Company provides for closure and post-closure monitoring costs over the operating life of disposal sites as air space is consumed. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility or unit ceases to accept waste. Similar costs incurred during the active life of a site are charged to expense as incurred.

     The Company also provides for its estimated share of the cost of necessary remediation at sites which it owns or operated or to which it transported waste. Cost estimates are based upon management's experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other potentially responsible parties ("PRP's") who are jointly and severally liable for remediation of a specific site, as well as the typical allocation of costs among PRP's. These estimates sometimes are a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with Statement of Financial Accounting Standards No. 5 ("FAS 5"). The Company believes that, as that term is defined in FAS 5, it is "reasonably possible" (more than remote, but less than likely) that its liability could be at the high end of such ranges, which is $39.4 million higher in the aggregate than the current estimate as of December 31, 1993.

     Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement as a remediation services provider with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)


future events cannot be estimated at the current time.

     As of December 31, 1992 and 1993, the Company had recorded liabilities for closure and post-closure monitoring and environmental remediation costs as follows:

                                                           1992     1993
                                                         -------  -------
Current portion, included in Accrued
Expenses                                                 $16,398  $18,109
Non-current portion, included in Other Deferred Items     24,716   69,341
                                                         -------  -------
Total                                                    $41,114  $87,450
                                                         =======  =======

     Where both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted a portion of its liability as discussed above, the amounts recorded would have been increased by approximately $47.7 million at December 31, 1993.

     The Company's active landfill sites have estimated remaining lives ranging from twelve to over one hundred years based upon current site plans and anticipated annual volumes of waste. During this remaining site life, the Company will provide for an additional $284 million of closure and post-closure costs, including accretion for the discount recognized to date.

     The Company has filed several lawsuits against approximately 150 insurance carriers seeking reimbursement for past and future remedial, defense and tort claims costs at approximately 34 sites. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any potential insurance recoveries.

- --------------------------------------------------------------------------------

Note 9.
Stock Options

     The Company has three stock option plans currently in effect: the 1992 Stock Option Plan (the "1992 Plan"), the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan")and the 1990 ServiceShares Stock Option Plan (the "ServiceShares Plan").

     Options granted under the 1992 Plan and the ServiceShares Plan are generally exercisable in equal cumulative installments over a three- or five-year period, the first installment one year after the date of grant and at one-year intervals thereafter. Options granted under the Directors' Plan become exercisable with respect to 20% of the total number of shares subject to the option six months after the date of grant and with respect to an additional
20% at the end of each twelve-month period thereafter on a cumulative basis during the succeeding four years.

     Under the 1992 Plan, non-qualified stock options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. The number of shares of the Company's common stock originally reserved for issuance under this plan was
7.5 million.

     Pursuant to the Directors' Plan, 100,000 shares of the Company's common stock were reserved. Options for 10,000 shares are to be granted, at the time of election to the Board, to each person who is not an officer or full-time employee of the Company, any of its subsidiaries or WMX.

     Under the ServiceShares Plan, 3 million shares of the Company's common stock have been reserved for issuance upon exercise of non-qualified options. Options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Generally, full-time employees not represented by a bargaining unit who have three years of service with the Company and are not covered by another Company option plan are eligible to participate in this plan.

     The status of the plans (including predecessor plans under which options remained outstanding and exercisable) was as follows:

                                                       Shares        Option Price
                                                      ---------      -------------
January 1, 1991
  Outstanding........................................ 4,284,717      $ 7.76-$24.38
  Available for future grant......................... 5,932,769
1991-
  Granted............................................ 1,747,758      $17.88-$21.56
  Exercised..........................................   443,607      $ 7.76-$21.50
  Cancelled..........................................   143,875      $ 7.76-$24.38
December 31, 1991
  Outstanding........................................ 5,444,993      $ 7.76-$24.38
  Available for future grant......................... 4,328,886
1992-
  Granted............................................ 2,920,798      $16.90-$20.88
  Exercised.......................................... 1,102,704      $ 7.76-$19.50
  Cancelled..........................................   165,618      $ 7.76-$21.56
  Additional shares reserved for future grant........ 9,100,000
  Shares cancelled upon expiration of
    the 1986 plans................................... 2,030,290
December 31, 1992-
  Outstanding........................................ 7,097,469      $ 7.76-$24.38
  Available for future grant......................... 8,643,416
1993-
  Granted............................................ 1,618,046      $ 8.40-$20.55
  Exercised..........................................   150,717      $ 7.76-$17.13
  Cancelled-
    1986 Plan........................................   410,779      $12.56-$24.38
    Current plans....................................   246,049      $ 8.40-$20.88
December 31, 1993-
  Outstanding........................................ 7,907,970      $ 7.76-$24.38
  Available for future grant......................... 7,271,419

     As of December 31, 1993, options were exercisable with respect to approximately 3.9 million shares.

     On December 24, 1993, the Compensation and Stock Option Committee of the Board of Directors approved a plan whereby holders (other than officers or directors of the Company) of certain options currently outstanding may elect to exchange those options on a 1-for-2 basis for new options with an exercise price of $8.20, which was the fair market value of a share of common stock of the Company as of the date of the option grant. It is not currently known how many option-holders will decide to exchange their current options for new ones; however, assuming that all eligible options were exchanged, the number of outstanding options under all plans would be 5,576,396 and the number of options available for future grant would be 7,126,986.

- --------------------------------------------------------------------------------

Note 10.
Capital Stock


     In 1993, the Company repurchased all 50 outstanding shares of its Preferred Stock at the stated value of $100,000 per share.

     In November 1990, the Board of Directors of the Company authorized the repurchase of up to 10 million shares of its common stock over a 24-month period. The authorization was extended for an additional 24 months in November 1992. During 1993, the Company repurchased 3.3 million shares bringing total shares repurchased to 7.4 million.

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)

- --------------------------------------------------------------------------------
Note 11.
Earnings Per Share

     Earnings per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. Common stock equivalents relate to shares granted for issuance under the Company's stock option plans. The computation of fully diluted earnings per share does not materially differ from that presented in the consolidated statements of income.

     The following table reconciles the number of common shares shown as outstanding in the consolidated balance sheets with the number of common shares used in computing earnings (loss) per share (000's omitted):

                                                                                                 1992     1993
                                                                                               -------   -------
Common shares net of treasury shares, per balance sheets....................................   212,294   209,131
Effect of shares issuable under stock options after applying the "treasury stock method"....       568       122
Effect of using weighted average common shares outstanding during the year..................    (7,895)    1,447
                                                                                               -------   -------
Common shares used in computing earnings (loss) per share...................................   204,967   210,700
                                                                                               =======   =======

- --------------------------------------------------------------------------------
Note 12.
Legal Matters

     In the ordinary course of conducting its business, the Company becomes involved in numerous lawsuits and administrative proceedings and governmental investigations, including environmental matters. Some of these proceedings may result in fines, penalties, or judgments being assessed against the Company which, from time to time, may have a material impact on earnings for a particular quarter or year. The Company is not aware of any current proceedings that it believes are, individually or in the aggregate, material to its business or financial condition.

     There are various lawsuits and claims pending against Rust which have arisen in the normal course of business and relate mainly to matters of product liability and personal injury. In connection with the formation of Rust, CWM and WTI agreed to indemnify Rust against such claims and suits for matters which arose prior to January 1, 1993, and which relate to businesses that each contributed (except for Brand). The outcome of these matters is not presently determinable, but in the opinion of management, based on information currently available to the Company, the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

     The Company is a party to a lawsuit that alleges that it and WMX violated federal securities laws by engaging in misrepresentations of, or failing to disclose, material information concerning primarily the overvaluation of certain of the Company's assets, principally its incineration facilities, and existence of certain adverse hazardous waste treatment and disposal industry conditions and trends, and overstating the Company's earnings for 1992 and the first quarter of 1993 due to failure to write down the value of such assets and other matters. The suit seeks to represent a class of persons and to recover compensation for damages suffered by those purchasing the Company's common stock during the period February 4 through September 3, 1993 due to the previously described alleged violations. The Company and WMX believe that they have meritorious defenses to this lawsuit and intend to contest it vigorously.

- --------------------------------------------------------------------------------

Note 13.
Commitments and
Contingencies

     The Company leases several of its operating and office facilities for various terms. Rents and incidental costs charged to costs and expenses in the consolidated statements of income amount to $31.5 million for 1991, $33.7 million for 1992 and $44.0 million for 1993. These amounts include rents under long-term and short-term cancelable leases, but are exclusive of leases capitalized for accounting purposes.

     The long-term rental obligations as of December 31, 1993 are due as follows:

First year.....................  $ 24,660
Second year....................    21,387
Third year.....................    16,856
Fourth year....................    14,595
Fifth year.....................    11,853
Sixth year and thereafter......    33,764
                                 --------
                                 $123,115
                                 ========

     WMX obtains umbrella liability insurance coverage for the Company. Additionally, in order to meet certain regulatory requirements, WMX has secured environmental impairment liability insurance in amounts which the Company believes comply with these requirements. Under this policy, the Company through WMX must reimburse the carrier for losses paid. Large amounts of risk transfer insurance coverage for environmental impairment liability continue to be unavailable at reasonable rates. The Company's net income could be adversely affected in the future if uninsured losses were to be incurred.

     The Company has issued or is a party to approximately 473 bank letters of credit, performance bonds and other direct or indirect guarantees. Such guarantees (averaging $1.1 million each), including those provided for affiliates, are given in the ordinary course of business. Management does not expect these guarantees will have a material adverse effect on the consolidated financial position or results of operations of the Company.

- --------------------------------------------------------------------------------

Note 14.
Benefit Plans

     The Company participates in a defined benefit pension plan maintained by WMX for all of its eligible non-union domestic employees. The benefits are based on the employee's years of service and compensation during the highest five consecutive years out of the last ten years of employment. WMX's funding policy is to make the minimum required annual contribution determined by its actuaries. The Company is unable to provide information with respect to its share of the WMX plan assets and liabilities because on an ongoing basis all of the WMX plan assets are available to pay benefits to plan participants without regard to the identity of any participant's employer. Pension expense was $2.7 million for 1991, and $2.8 million for 1992 and $3.4 million for 1993. These amounts were allocated to the Company by WMX based upon estimated percentages of relative compensation.

     Assumptions as of December 31, which are used to determine the funded status of the WMX plan at the respective dates and to compute pension expense for the following year, are as follows:


                                              1992     1993
                                              ----     ----
Discount rate................................  8.5%    7.25%
Rate of increase in compensation levels......  4.0%     4.0%
Expected long-term rate of return on assets..  9.0%     9.0%

     The following table sets forth the projected benefit obligation of WMX's plan and the fair value of the plan assets as of December 31, 1992 and 1993:

                                                                                 As of December 31
                                                                              ----------------------
                                                                                 1992         1993
                                                                              ---------    ---------
Projected benefit obligation................................................  $(121,594)   $(164,094)
Plan assets at fair value, primarily common stocks, bonds and real estate...    123,137      136,244
                                                                              ---------    ---------
Plan assets in excess of (less than) projected benefit obligation...........  $   1,543    $ (27,850)
                                                                              =========    =========

     Additionally, Brand in 1991 and 1992 and Rust in 1993 contributed to multi-employer plans in accordance with various union agreements. Expense related to these entities was $4.9 million in 1991, $3.5 million in 1992 and $4.2 million in 1993.

     The Company participates in the WMX Profit Sharing and Savings Plan ("PSSP"), which is available to certain employees. The terms of the PSSP call for annual contributions by the Company as determined by a specific formula as well as a match of employee contributions up to $500 per employee. Contributions, including 401(k) matching, were $2 million, $6.8 million, and $5.4 million in 1991, 1992 and 1993, respectively.

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)

     Rust is a participant in the Wheelabrator-Rust Savings and Retirement Plan which is a qualified defined contribution plan consisting of a savings account component (the "Savings Account") and a retirement account component (the "Retirement Account"). Under the terms of the Savings Account, eligible employees of Rust may elect to contribute a portion of their annual compensation not to exceed 16%. Rust is required to match 30% of the first 6% of salary contributed by an employee. Under the terms of the Retirement Account, eligible employees receive an annual contribution equal to a maximum of 3% of their eligible earnings. The terms of the Retirement Account also provide that designated craft employees receive an annual contribution equal to a minimum of 2% of their eligible earnings. Employees vest in Company contributions and the associated earnings in the Savings Account at 20% per year, in the Retirement Account after five years and with the craft employees, immediately. Rust's contribution was $17.2 million in 1993.

     The Company implemented Statement of Financial Accounting Standards No. 106,"Employers' Accounting for Postretirement Benefits Other Than Pensions," on the immediate recognition basis effective January 1, 1992. This new standard required a change from accounting for postretirement benefits other than pensions on a cash basis to an accrual basis. The cumulative effect of this accounting change was to decrease 1992 income by $3 million after tax. The pro forma effect of the change on previously reported 1991 earnings and, except for the one time charge, on 1992 earnings, was not significant, nor is it expected to materially impact the Company's future operating results. The liability for postretirement benefits other than pensions is not material to the Company's balance sheet.

     In November 1992, the Financial Accounting Standards Board issued
Standard No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). This statement establishes accounting standards for employers who provide benefits to former and inactive employees after employment but before retirement. The Company is required to adopt the new standard in 1994. The Company does not believe that the adoption of FAS 112 will have a material impact on its financial statements as its current accounting is substantially in compliance with the new standard.

- --------------------------------------------------------------------------------

Note 15.
Transactions with Affiliates

     WMX has furnished financial, administrative, legal and certain other staff functions and services to the Company. The Company has been charged for these services based on an allocation of WMX costs, which the Company believes to be reasonable. Such charges were $4.6 million in 1991, $5.2 million in 1992 and $9.8 million in 1993. In addition, the Company has reimbursed WMX for third party charges incurred by WMX for the benefit of the Company, such as letter of credit fees, insurance and bonding costs, legal fees and office rental charges.

     The Company from time to time provides services in the ordinary course of business to various subsidiaries of WMX for transportation, disposal and/or treatment services. Revenues earned from affiliates for such services were $12.2 million in 1991, $19.6 million in 1992 and $217.4 million in 1993. The increase in 1993 was due primarily to the formation and consolidation of Rust in that year.

     In the ordinary course of business, various assets, including used vehicles, equipment, land, leasehold improvements, furniture and fixtures, are transferred at their net book value among the Company and the WMX affiliated group of companies. Net transfers of such assets to (from) the WMX affiliated group of companies, were $1.4 million in 1991; $(268,000) in 1992; and, $8.2 million in 1993.

     In April 1993, the Company transferred certain assets and licensed certain technology used in the bioremediation of oil contaminated soils to a subsidiary of WMX for an aggregate of $2,500,000, the fair market value of such assets and technology.

     The Company also receives services in the ordinary course of business from various subsidiaries of WMX. Charges by affiliates for such services were $10 million in 1991, $21.3 million in 1992 and $16.8 million in 1993. The terms of these transactions have generally been the same as the terms of comparable transactions with unaffiliated third parties.

     In order to comply with certain federal and state financial assurance requirements, WMX provides corporate guarantees for the Company.

- --------------------------------------------------------------------------------

Note 16.
Industry Segment Information

     The core business of the Company is providing hazardous waste transportation, treatment, resource recovery and disposal services. With the acquisition of control of Brand in 1990, the Company began operating in the specialty contracting industry segment. With the formation of Rust on January 1, 1993, the specialty contracting business of Brand, as well as the site remediation business previously included in the hazardous waste segment, became part of the engineering, construction, industrial and related services segment. Information relating to the Company's industry segments is presented in the following table:

                                 Hazardous      Specialty      Consoli-
1991                               Waste       Contracting      dated
- ----                            ----------     -----------    ----------
Revenue........................ $  949,526      $408,818      $1,358,344
                                ==========      ========      ==========

Income from Operations......... $  137,627      $ 36,416      $  174,043
                                ==========      ========      ==========

Identifiable Assets............ $1,699,397      $326,115      $2,025,512
                                ==========      ========      ==========

Depreciation and Amortization.. $   69,932      $ 13,151      $   83,083
                                ==========      ========      ==========

Capital Expenditures
  (exclusive of acquisitions).. $  176,892      $ 28,042      $  204,934
                                ==========      ========      ==========

1992
- ----

Revenue........................ $1,078,650      $439,953      $1,518,603
                                ==========      ========      ==========

Income from Operations......... $  133,769      $  6,287      $  140,056
                                ==========      ========      ==========

Identifiable Assets............ $2,015,570      $426,809      $2,442,379
                                ==========      ========      ==========

Depreciation and Amortization.. $   69,516      $ 18,916      $   88,432
                                ==========      ========      ==========

Capital Expenditures
  (exclusive of acquisitions).. $  192,922      $ 25,825      $  218,747
                                ==========      ========      ==========

                                               Engineering,
                                    Core      Construction,
                                  Hazardous    Industrial
                                   Waste       and Related                   Consoli-
1993                              Business      Services     Eliminations      dated
- ----                             ----------   ------------   ------------   ----------
Revenue......................... $ 661,860    $  1,534,465   $    (66,534)  $2,129,791
                                 ==========   ============   ============   ==========

Income (Loss) from Operations... $(522,462)   $    128,804   $              $ (393,658)
                                 ==========   ============   ============   ==========

Identifiable Assets............. $1,498,631   $  1,625,413   $              $3,124,044
                                 ==========   ============   ============   ==========

Depreciation and Amortization... $   63,971   $     52,300   $              $  116,271
                                 ==========   ============   ============   ==========

Capital Expenditures
  (exclusive of acquisitions)... $  165,644     $   68,136   $              $  233,780
                                 ==========     ==========   ============   ==========

     Various departments and agencies of the U.S. Government accounted for 10% of consolidated revenue in 1993. No single customer accounted for over 10% of revenue in 1991 and 1992. Because of the nature of Rust's business, individual contracts, and hence individual customers, may from time to time account for over 10% of the Company's revenue in a given year. In addition, contracts with departments and agencies of the U.S. Government are typically bid and awarded by the particular department or agency. The Company does not consider its business to be dependent on any single customer or group of customers.

Chemical Waste Management, Inc. and Subsidiaries--Notes to Consolidated Financial Statements
(000's omitted in all tables except share and per share amounts)

- --------------------------------------------------------------------------------

Note 17.
Special Charges


     The Company's results for 1991 include a special charge of $36 million primarily to reflect its then-current estimate of certain future environmental remediation costs at closed sites which the Company or its subsidiaries had used, but not owned or operated, as well as additional reserves for pending enforcement actions. In most cases, the liabilities arose under the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes, and related to the activities of waste disposal and transportation companies prior to their acquisition by the Company.

     The Company's results for 1992 include special charges of $111.2 million. Brand recorded special charges of $35.2 million relating to certain costs of reorganizing its asbestos abatement business and closing certain offices, a write-down of its investment in that business and certain restructuring costs related to the formation of Rust.

     The Company recognized a special charge of $51 million in the second quarter of 1992 related to two incinerators in Chicago and Tijuana, Mexico. The charge included the anticipated costs of ongoing maintenance of the Chicago facility during its shut-down period, severance pay for the laid-off personnel, unaccrued penalties imposed and other costs. The charge also included costs related to the Company's revised plans for a mobile hazardous waste incinerator following a decision by Mexican environmental authorities requiring relocation of the unit. Although operation of the incinerator had not commenced, costs had been incurred to develop the necessary infrastructure and to prepare for trial burns. In the fourth quarter of 1992, the Company recorded a special charge of $25 million as a result of the restructuring of its business in connection with the formation of Rust.

     In the third quarter of 1993, the Company completed a study of its business, announced a strategic reconfiguration of its operations to meet current demand and recorded a special revaluation and restructuring charge of $550 million related primarily to a revaluation of the Company's thermal treatment business, including incinerators and fuels blending operations.

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

     Among the actions the Company has taken or plans to take are elimination of approximately 1,200 positions by year-end 1994, consolidation of operations in its treatment and land disposal group, restructuring of its sales and service regions, sale of selected service centers in marginal service lines and geographies, seeking of a joint venture partner or partners and consideration of other strategic alternatives for its Port Arthur, Texas incinerator and centralization of several functions to improve efficiencies. The Company expects that cash expenditures for these actions will primarily be funded by cash flow from operations and income tax refunds, and should be substantially completed by December 31, 1994 except for closure, post-closure and related costs at facilities closed or to be closed. The Company is restructuring its operations on the assumption that future base business revenue growth, if any, will not keep pace with the economic recovery and it will not make investments which are primarily supported by event business volumes.

- --------------------------------------------------------------------------------

Note 18.
Fair Value of Financial Instruments

     The estimated fair values of the Company's financial instruments are as follows:

                                             December 31, 1992      December 31, 1993
                                             -------------------   --------------------
                                             Carrying     Fair      Carrying     Fair
                                              Amount      Value      Amount      Value
                                             --------   --------   ---------   --------
Other Assets..............................   $ 16,135   $ 14,037   $  18,400   $ 17,191
                                             ========   ========   =========   ========
Preferred Stock...........................   $  5,000   $  4,839   $      --   $     --
                                             ========   ========   =========   ========
Total Debt (excluding amounts due to WMX)
  and Other Deferred Items................   $230,420   $227,120   $ 244,404   $247,161
                                             ========   ========   =========   ========

     Current Assets and Liabilities--The carrying amounts of certain current assets and current liabilities approximate their fair values.

     Other Assets and Liabilities--The fair value of some assets and debt are based on quoted market prices. For other assets, debt, other deferred items and preferred stock for which there are no quoted market prices, a reasonable estimate of fair value was made by discounting future cash flows at the estimated current rate applicable to the type of investment, debt or liability. The carrying value of amounts due to WMX approximate their fair value.

- --------------------------------------------------------------------------------

Note 19.
Selected Quarterly
Financial Data
(Unaudited)

                                                                  Earnings
                                                     Income       Per Share
                                                     Before        Before
                                                   Cumulative    Cumulative
                                                   Effect of      Effect of
                                      Gross        Accounting    Accounting
1992                     Revenue      Profit/1/     Change/1/    Change/1,2/
- ----                   ----------   -----------   -----------  -------------
First Quarter........  $  373,276   $   104,503   $    29,930  $         .15
Second Quarter.......     397,288        67,726        52,382            .26
Third Quarter........     394,031       117,248        38,691            .19
Fourth Quarter.......     354,008        57,327         8,732            .04
                       ----------   -----------   -----------  -------------
                       $1,518,603   $   346,804   $   129,735  $         .63
                       ==========   ===========   ===========  =============


                                                                 Earnings
                                       Gross       Net Income     (Loss)
1993                     Revenue      Profit/1/    (Loss)/1/    Per Share/1/
- ----                   ----------   ------------  -----------  -------------
First Quarter........  $  495,416   $   105,215   $    21,254  $         .10
Second Quarter.......     534,006       109,191        22,616            .11
Third Quarter........     541,565      (443,631)     (359,884)         (1.72)
Fourth Quarter.......     558,804       119,378        15,698            .08
                       ----------   -----------   -----------  -------------
                       $2,129,791   $  (109,847)  $  (300,316) $       (1.43)
                       ==========   ===========   ===========  =============

/1/See Note 17 "Special Charges"

/2/The sum of the 1992 quarterly per share amounts does not equal the annual amount due to rounding.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF CHEMICAL WASTE MANAGEMENT,
INC.:

     We have audited the accompanying consolidated balance sheets of Chemical Waste Management, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chemical Waste Management, Inc. and Subsidiaries as of December 31, 1992 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in notes 3 and 14 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

/s/ Arthur Andersen & Co.

ARTHUR ANDERSEN & CO.


Chicago, Illinois
February 7, 1994